                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1997

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ________ to _______

Commission File NUmber 0-3683

Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       Trustmark National Bank 401(k) Plan
                            (Full Title of the Plan)

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
                             Trustmark Corporation
                             248 E. Capitol Street
                           Jackson, Mississippi 39201
    (Name of Issuer of Securities and address of Principal Executive Office)

                              ARTHUR ANDERSEN LLP





                      TRUSTMARK NATIONAL BANK 401(K) PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1997 AND 1996
                         TOGETHER WITH AUDITORS' REPORT

                               ARTHUR ANDERSEN LLP





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of
 Trustmark National Bank
 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Trustmark National Bank 401(k) Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  ARTHUR ANDERSEN LLP



Jackson, Mississippi,
  June 19, 1998.

                       TRUSTMARK NATIONAL BANK 401(K) PLAN
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1997 AND 1996



Financial Statements                                                                                              Page
                                                                                                                  ----
Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1997                   1

Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1996                   2

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year Ended
December 31, 1997                                                                                                   3

Notes to Financial Statements                                                                                      4-8

Schedules Supporting Financial Statements

Item 27a -- Schedule of Assets Held for Investment Purposes as of December 31, 1997                                 9

Item 27d -- Schedule of Reportable Transactions for the Year Ended December 31, 1997                               10

Schedule of Party-In-Interest Transactions for the Year Ended December 31, 1997                                   11-12

Signatures                                                                                                         13

Exhibit Index                                                                                                      14

                       TRUSTMARK NATIONAL BANK 401(K) PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997


                                                                         Participant Directed
                                               ----------------------------------------------------------------------
                                                 Stable        Income &       Balanced        Maximum      Trustmark
                                                  Value         Growth         Growth         Growth         Stock
                                                  Fund           Fund           Fund           Fund          Fund          Total
                                               -----------    -----------    -----------    -----------   -----------   -----------

ASSETS:
   Receivables:
     Interest and dividends                    $    12,388    $     5,271    $     8,072    $     1,534   $        86   $    27,351
     Sponsor contributions                           3,090          3,893          8,544          7,401         1,948        24,876
     Participant contributions                          16             15             17           --            --              48
     Other                                            --             --            3,100          7,201         6,413        16,714
                                               -----------    -----------    -----------    -----------   -----------   -----------
            Total receivables                       15,494          9,179         19,733         16,136         8,447        68,989
Investments, at fair value:
   Money market account                            309,425        111,762        111,158         32,356        22,192       586,893
   Fixed income mutual funds                          --          975,720      1,424,917           --            --       2,400,637
   Pooled funds                                  2,077,084           --             --             --            --       2,077,084
   Common stock of Trustmark Corporation              --             --             --             --       5,161,361     5,161,361
   Equity mutual funds                                --          537,649      2,706,206      6,102,551          --       9,346,406
                                               -----------    -----------    -----------    -----------   -----------   -----------
            Total investments                    2,386,509      1,625,131      4,242,281      6,134,907     5,183,553    19,572,381
Accrued transfers between funds                   (294,563)      (130,663)       (93,320)        59,136       459,410          --
                                               -----------    -----------    -----------    -----------   -----------   -----------
            Total Assets                         2,107,440      1,503,647      4,168,694      6,210,179     5,651,410    19,641,370

LIABILITIES:
   Other                                                97            159            312            499           223         1,290
                                               -----------    -----------    -----------    -----------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:        $ 2,107,343    $ 1,503,488    $ 4,168,382    $ 6,209,680   $ 5,651,187   $19,640,080
                                               ===========    ===========    ===========    ===========   ===========   ===========

The accompanying notes are an integral part of this statement.

                       TRUSTMARK NATIONAL BANK 401(K) PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                                                                            Sponsor
                                                               Participant Directed                        Directed
                                        --------------------------------------------------------------    -----------
                                          Stable      Income &     Balanced     Maximum      Trustmark      Profit
                                           Value       Growth       Growth      Growth         Stock        Sharing
                                           Fund         Fund         Fund        Fund          Fund          Trust          Total
                                        ----------   ----------   ----------   ----------   ----------    -----------    -----------

ASSETS:
   Receivables:
     Interest and dividends             $   11,289   $    4,399   $    4,848   $    3,176   $      100    $     9,234    $    33,046
     Sponsor contributions                   3,788        4,331        8,467        5,974        1,973           --           24,533
     Participant contributions                  59         --             52         --             68           --              179
     Other                                    --           --            131         --          1,469           --            1,600
                                        ----------   ----------   ----------   ----------   ----------    -----------    -----------
            Total receivables               15,136        8,730       13,498        9,150        3,610          9,234         59,358
   Investments, at fair value:
     Money market account                   19,072       71,342      119,963       41,188       40,956      3,537,232      3,829,753
     Fixed income mutual funds                --        766,569      630,077         --           --             --        1,396,646
     Pooled funds                        2,225,042         --           --           --           --             --        2,225,042
     Common stock of Trustmark Corp           --           --           --           --      2,342,609     43,368,130     45,710,739
     Equity mutual funds                      --        465,571    1,425,269    3,427,426         --             --        5,318,266
                                        ----------   ----------   ----------   ----------   ----------    -----------    -----------
            Total investments            2,244,114    1,303,482    2,175,309    3,468,614    2,383,565     46,905,362     58,480,446
   Accrued transfers between funds          11,546     (125,609)     (51,478)     270,921     (104,845)          (535)          --
                                        ----------   ----------   ----------   ----------   ----------    -----------    -----------
            Total Assets                 2,270,796    1,186,603    2,137,329    3,748,685    2,282,330     46,914,061     58,539,804

LIABILITIES:
   Other                                      --           --           --            135           21           --              156
                                        ----------   ----------   ----------   ----------   ----------    -----------    -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS: $2,270,796   $1,186,603   $2,137,329   $3,748,550   $2,282,309    $46,914,061    $58,539,648
                                        ==========   ==========   ==========   ==========   ==========    ===========    ===========



The accompanying notes are an integral part of this statement.

                       TRUSTMARK NATIONAL BANK 401(K) PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1997


                                                                                                             Sponsor
                                                              Participant Directed                          Directed
                                          -------------------------------------------------------------   ------------
                                             Stable     Income &    Balanced      Maximum     Trustmark      Profit
                                             Value       Growth      Growth        Growth       Stock       Sharing
                                             Fund         Fund        Fund          Fund        Fund         Trust         Total
                                          ----------   ----------   ----------   ----------  ----------   ------------  -----------


ADDITIONS TO PLAN NET ASSETS ATTRIBUTED TO:
   Contributions:
     Sponsor                              $    6,697   $    7,668   $   16,618   $   14,392  $    3,733   $       --    $    49,108
     Participant                             198,049      146,626      355,307      925,205     436,860           --      2,062,047
                                          ----------   ----------   ----------   ----------  ----------   ------------  -----------
            Total contributions              204,746      154,294      371,925      939,597     440,593           --      2,111,155
   Investment income:
     Net appreciation in fair
       value of investments                     --        129,647      428,244    1,179,842   2,235,392           --      3,973,125
     Interest                                  1,141          959        2,178        2,253       1,669           --          8,200
     Dividends - Trustmark
       Corporation common stock                 --           --           --           --        59,015           --         59,015
     Dividends - Other                       146,961       55,836       73,740       38,224        --             --        314,761
                                          ----------   ----------   ----------   ----------  ----------   ------------  -----------
            Net investment income            148,102      186,442      504,162    1,220,319   2,296,076           --      4,355,101

   Transfers between funds                  (379,961)    (141,451)    (122,742)     201,909     442,245           --           --

   Transfers from other plans                162,339      152,892    1,348,105      252,051     280,066           --      2,195,453
                                          ----------   ----------   ----------   ----------  ----------   ------------  -----------
            Total additions                  135,226      352,177    2,101,450    2,613,876   3,458,980           --      8,661,709

DEDUCTIONS FROM PLAN NET ASSETS
   ATTRIBUTED TO:
   Transfers to other plans (See Note 1)        --           --           --           --          --       46,914,061   46,914,061
   Benefits paid to participants             298,679       35,292       70,397      152,746      90,102           --        647,216
                                          ----------   ----------   ----------   ----------  ----------   ------------  -----------
            Total deductions                 298,679       35,292       70,397      152,746      90,102     46,914,061   47,561,277

NET INCREASE (DECREASE) IN ASSETS
   AVAILABLE FOR PLAN BENEFITS              (163,453)     316,885    2,031,053    2,461,130   3,368,878    (46,914,061) (38,899,568)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                       2,270,796    1,186,603    2,137,329    3,748,550   2,282,309     46,914,061   58,539,648
                                          ----------   ----------   ----------   ----------  ----------   ------------  -----------
   End of year                            $2,107,343   $1,503,488   $4,168,382   $6,209,680  $5,651,187   $       --    $19,640,080
                                          ==========   ==========   ==========   ==========  ==========   ============  ===========


The accompanying notes are an integral part of this statement.

                       TRUSTMARK NATIONAL BANK 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996



1.  PLAN DESCRIPTION

The following description of the Trustmark National Bank 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the employees of Trustmark National Bank (the Company). Employees who are active participants in the Canton Exchange Bank Employee's Retirement Plan are ineligible to participate in the Plan. The Plan provides eligibility for participation on the next semiannual entry date (January 1st or July 1st) following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

Effective January 1, 1997 the Plan name was changed from "Trustmark National Bank Profit Sharing Plan" to "Trustmark National Bank 401(k) Plan." On that date, 100% of the sponsor directed Profit Sharing Trust was spun off to establish an employee stock ownership plan. The balance in this account is listed under the caption "Transfer to other plans" in the accompanying Statement of Changes in Net Assets Available for Plan Benefits.

Plan Administration

Under a trust agreement, Trustmark National Bank was appointed trustee for the Plan. The Plan Administrator is Trustmark National Bank.

Employee Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code. If certain requirements  of  Internal  Revenue  Code  Section  401(k)  are  not met in Plan
operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed. Participants may direct investment of their voluntary contributions among several investment options.

Employees can elect to contribute up to 15% of their pay each period not to exceed $7,000 of their annual earnings before taxes. Any excess contributions must be returned to the applicable participant by March 15 of the calendar year following the year of excess contributions. In general, employee contributions are not matched by the employer; however, former participants of the Rankin County Bank 401(k) Plan are eligible for a 100% match of their contributions on up to 3% of their annual compensation. The Plan does not allow rollover contributions from individual retirement accounts or other qualified plans.

Allocations

Employee contributions are allocated directly to each participant's account.

Investment earnings of the Plan's trust funds are allocated based on the investment earnings base multiplied by the calculated rate of return for the separate trust accounts. The investment earnings base is calculated as beginning of the year account balance plus one half of the current year salary deferral contributions less withdrawals and transfers out.

Forfeitures of non-vested employer match accounts are used to reduce the employer match contribution.

Vesting

On the first day of the month coincident with or following a participant's sixty-fifth birthday, such participant is entitled to retire from active service with the employer and 100% of the value of the participant's share of the Plan becomes fully vested. A participant also vests 100% upon death or termination of employment due to permanent disability.

Participants are immediately vested in their voluntary contributions and vest in their employer match contributions as shown in the following schedule:


       Years of
    Vesting Service            Vested Percentage
    ---------------            -----------------
      Less than 5                       0%
      5 or more                        100%

In case of termination of the Plan, the value of each participant's share of the Plan shall become fully vested as of the date of such termination.

Payment of Benefits

On retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event of termination, the Plan's net assets would be distributed by the trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets of the Plan as they are disbursed to participants.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Cash equivalents are stated at cost which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Stable Value Fund invests a portion of its assets in Guaranteed Investment Contracts (GICs) which are fully benefit-responsive and are recorded at cost which approximates fair market value.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for plan benefits, includes changes in fair value of investments acquired, sold or held during the year.

Administrative Fees

Professional fees incurred by the Plan are paid by the Company.

3.  INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of those investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                         December 31,
                                                                      1997          1996
                                                                  -----------   -----------
Investments at fair value as determined by quoted market price:
    Trustmark Corporation Common Stock                            $ 5,161,361   $45,710,739
    Performance Funds Trust Mutual Funds -
      Short Term Fixed Income Fund                                  1,061,716       890,539
      Intermediate Term Fixed Income Fund                           1,338,921       506,107
      Equity Fund                                                   2,784,985     2,893,868
      Small Cap Growth Fund                                         2,310,691          --
      Mid-Cap Growth Fund                                           4,250,730     2,424,398
Investments at estimated fair value:
    Trustmark National Bank Employee Benefit Stable Value
        Fund                                                        2,077,084     2,225,042
    Performance Funds Trust Money Market A                            586,893     3,829,753
                                                                  -----------   -----------

                  Total investments                               $19,572,381   $58,480,446
                                                                  ===========   ===========

During 1997, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $3,973,125 as follows:

Investments at fair value as determined by quoted market price:
  Trustmark Corporation Common Stock                              $ 2,235,392
   Performance Funds Trust Mutual Funds -
        Short Term Fixed Income Fund                                    3,841
        Intermediate Term Fixed Income Fund                            37,622
        Equity Fund                                                   901,086
        Small Cap Growth Fund
                                                                     (159,434)
        Mid-Cap Growth Fund                                           954,618
                                                                  -----------
            Net appreciation in fair value of investments         $ 3,973,125
                                                                  ===========

4.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 11, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

5.  RELATED PARTIES

Plan assets include investments held with the Company. These investments do not constitute prohibited transactions as defined in ERISA Section 406(a). Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds.

6.  MERGERS

As of March 1, 1997, the National Bank of Commerce of Corinth ("NBC Corinth") 401(k) Plan was merged into the Trustmark National Bank 401(k) Plan. NBC Corinth plan assets totaling $1,064,251 were transferred to the Plan.

As of September 19, 1997, the Perry County Bank Profit Sharing Plan was merged into the Trustmark National Bank 401(k) Plan. Perry County Bank plan assets totaling $1,131,202 were transferred to the Plan.

                       TRUSTMARK NATIONAL BANK 401(K) PLAN
                                (EIN 64-0180810)
           ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

                                                                                                   Current
      Identity of Issuer                           Description                       Cost           Value
-------------------------------          -----------------------------------      -----------    -----------

      Money Market Account
*     Performance Funds Trust            Money Market A                           $   586,893    $   586,893


      Fixed Income Mutual Funds
*     Performance Funds Trust            Short Term Fixed Income Fund               1,057,506      1,061,716

*     Performance Funds Trust            Intermediate Term Fixed Income Fund        1,299,941      1,338,921

      Pooled Fund
*     Trustmark National Bank            Employee Benefit Stable Value Fund         2,077,084      2,077,084

      Common Stock
*     Trustmark Corporation              Common stock - 111,597 shares              2,372,203      5,161,361

      Equity Mutual Funds
*     Performance Funds Trust            Equity Fund                                2,287,239      2,784,985

*     Performance Funds Trust            Small Cap Growth Fund                      2,469,645      2,310,691

*     Trustmark Corporation              Mid-Cap Growth Fund                        3,380,567      4,250,730
                                                                                  -----------    -----------

      Total Assets Held for
        Investment Purposes                                                       $15,531,078    $19,572,381
                                                                                  ===========    ===========

*     Denotes related party based on the following relationships:
      Trustmark National Bank serves as investment advisor for the Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank.

                       TRUSTMARK NATIONAL BANK 401(K) PLAN
                                (EIN 64-0180810)
                 ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997

                                                  Total          Total
                                                Number of      Number of      Purchase      Selling       Cost of      Net Gain/
           Description of Asset                Purchases(1)     Sales(1)       Price         Price         Asset        (Loss)
-------------------------------------------    ------------    ----------    ----------    ----------    ----------    ---------

*   Performance Funds Trust -                      251             240       $5,029,812    $4,735,304    $4,735,304    $       -
        Money Market A

*   Performance Funds Trust -                       48               8          635,231       467,895       467,906          (11)
        Short Term Fixed Income Fund

*   Performance Funds Trust -                       52               3          888,964        93,772        90,936        2,836
        Intermediate Term Fixed Income Fund

*   Performance Funds Trust -                       74              21        1,574,632     2,561,740     1,648,469      913,271
        Equity Fund

*   Performance Funds Trust -                       26               1        2,475,230         5,105         5,585         (480)
        Small Cap Growth Fund

*   Performance Funds Trust -                       75              14        2,043,426       958,323       587,045      371,278
        Mid-Cap Growth Fund

*   Trustmark Corporation                           22               1          647,969        41,615        31,824        9,791
        Common Stock


(1) No expenses were incurred by the Plan relative to these transactions.

* Denotes related party based on the following relationships:
  Trustmark National Bank serves as investment advisor for the Performance Funds
  Trusts;  Trustmark  Corporation is the parent  company of Trustmark  National
  Bank.

                                               10


                       TRUSTMARK NATIONAL BANK 401(K) PLAN
                   SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997



                                                      Purchase         Selling          Cost          Net Gain (Loss)
    Description of Transaction (1)                      Price           Price         of Asset        on Transaction
-----------------------------------------------      ----------      ----------      ----------      ----------------

*    251    Purchases of units in
            Performance Funds Trust-Money
            Market A                                 $5,029,812      $   -           $     -            $    -

*     17    Purchases of shares in Trustmark
            Employee Benefit Stable Value
            Fund                                        415,202          -                -                  -

*     48    Purchases of shares in
            Performance Funds Trust-Short
            Term Fixed Income Fund
                                                        635,231          -                -                  -

*     52    Purchases of shares in
            Performance Funds Trust-
            Intermediate Term Fixed Income
            Fund                                        888,964          -                -                  -

*     74    Purchases of shares in
            Performance Funds Trust-Equity
            Fund                                      1,574,632          -                -                  -

*     26    Purchases of shares in
            Performance Funds Trust-
            Small Cap Growth Fund                     2,475,230          -                -                  -

*     75    Purchases of shares in
            Performance Funds Trust-Mid-
            Cap Growth Fund                           2,043,426          -                -                  -

*     22    Purchase of 22,253 shares of
            Trustmark Corporation (parent
            company of Trustmark National
            Bank, the Employer) common
            stock                                       647,969          -                -                  -

*    240   Sales of shares in Performance Fund
            Trust - Money Market A                         -          4,735,304       4,735,304              -

                                               11


                       TRUSTMARK NATIONAL BANK 401(K) PLAN
                   SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997
                                   (continued)


                                                  Purchase       Selling        Cost of         Net Gain (Loss)
     Description of Transaction (1)                 Price         Price           Asset         On Transaction
     ---------------------------                  --------      ----------      ----------      --------------


*       8   Sales of shares in Trustmark
            Employee Benefit Stable Value         $    -        $  563,160      $  563,160         $     -
            Fund

*       8   Sales of shares in Performance
            Funds Trust-Short Term Fixed
            Income Fund
                                                       -           467,895        467,906               (11)

*       3   Sales of shares in Performance
            Funds Trust-Intermediate Term
            Fixed Income Fund
                                                       -            93,772         90,936             2,836

*      21   Sales of shares in Performance
            Funds Trust - Equity Fund
                                                       -         2,561,740      1,648,469           913,271

*       1   Sale of shares in Performance
            Funds Trust-Small Cap Growth
            Fund                                       -             5,105          5,585              (480)

*      14   Sales of shares in Performance
            Funds Trust-Mid-Cap Growth
            Fund                                       -           958,323        587,045           371,278

*           Sale of 1,632 shares of
            Trustmark Corporation (parent
            company of Trustmark National              -            41,615         31,824             9,791
            Bank, the Employer) common
            stock

*           Capital gains distributions
            received from Performance
            Funds Trusts                               -              -              -              236,250


(1)  No expenses were incurred by the Plan relative to these transactions.

* Denotes related party based on the following relationships: Trustmark National Bank serves as investment advisor for Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank. These transactions are not prohibited transactions as defined by ERISA
     Section 406(a).

                                   SIGNATURES

Pursuant  to  the   requirements  of  the  Securities  Act  of  1934,  the  Plan
Administrator has duly caused this Annul Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   Trustmark National Bank 401(k) Plan
                                   Trustmark National Bank, Plan Administrator

                                   By:  /s/Robert G. Spring
                                        ------------------------
                                        Robert G. Spring
                                        Senior Vice President

                                   June 26, 1998

                                  EXHIBIT INDEX

Exhibit Number                                      Description
--------------                         -----------------------------------------
      23                               Consent of Independent Public Accountants